Unusual Whales Subversive Democratic Trading ETF Unusual Whales Subversive Republican Trading ETF

IMMEDIATE ACTION NEEDED

Dear Shareholder,

We need your urgent attention regarding the plan of reorganization (“Plan”) of the Unusual Whales Subversive Democratic Trading ETF and the Unusual Whales Subversive Republican Trading ETF. Your Board of Trustees recommends shareholders vote for the Plan. If the plan is not approved, your Board will consider other possible courses of action, which may include liquidating the fund(s).

If the Plan is approved, shareholders will have lower management fees while the investment objective remains the same and investment strategies are substantially similar.

Act Now: Call the Inbound Voting Line Today!

Please call our proxy solicitor, Morrow Sodali Fund Solutions.
Monday through Friday between 10:00 am and 11:00 pm ET.

1-833-876-5570
If you have any questions or need assistance in voting, please contact our proxy solicitor, Morrow Sodali Fund Solutions at +1 (888) 372-8265. Please note that a representative may call you to assist in voting.
Please have your reference number ready.

REFERENCE NUMBER(S):

Best regards,
/s/ Ryan L. Roell
RYAN L. ROELL
PRESIDENT, SERIES PORTFOLIOS TRUST